Exhibit (20) (ii)

                              CAUTIONARY STATEMENTS
           Under the Private Securities Litigation Reform Act of 1995

Certain statements contained in the company's press release filed as Exhibit 20(i) to this Form 8-K regarding the achievement of revenue growth and improved customer service are forward looking and are, therefore, inherently subject to risk and uncertainty.

There are currently many operating changes underway to improve customer service. These include a sku reduction program to eliminate low-selling items, better integration of production and sales planning, improved delivery to customers and the continuing reallocation of resources that is aimed at simplifying the organization, changing the workforce composition and standardizing operating mechanisms. The company's failure to make these changes or to achieve the benefits expected from these changes in accordance with current plans may adversely affect the level of revenues expected in future quarters.

The benefits expected from the sku reduction program are decreased complexity and cost in operations. In order to achieve these benefits, however, the reduction must be effectively managed so that the margin on discontinued products is preserved as the remaining inventories are sold off. In addition, the company's ability to better integrate production and sales planning in order to meet customer requirements for on-time delivery, quality and value will depend on the implementation of the necessary process improvements in its manufacturing operations in accordance with the current plan. The ability to improve customer deliveries will depend on the implementation of procedures and policies to manage better the distribution process. The ability of the resource reallocation to provide the expected benefits is dependent upon the development and execution of comprehensive plans for the facility consolidations; the ability of the organization to complete the transition to a product management structure without losing focus on the business; the ability to recruit, train and retain high level employees to execute the necessary changes; the availability of vendors to perform non-core functions on a cost effective basis; the need to respond to significant changes in product demand during the transition; the complexity and ultimate extent of year-2000 compliance efforts; and unforeseen events.

The company's ability to achieve revenue growth and improved customer service will also be affected by external factors. These include pricing pressures within the company's markets and the need to defend market share in the face of intense price competition; other changes in the company's competitive markets; the continued consolidation of customers in consumer channels;

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increasing global  competition;  changes in trade,  monetary and fiscal policies
and  laws;   inflation;   currency  exchange  fluctuations  and  the  impact  of
dollar/foreign currency exchange rates on the competitiveness of products; and recessionary or expansive trends in the economies of the world in which the company operates.













































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